UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2018

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WestRock Company

(Exact name of registrant as specified in charter)

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Delaware	001-37484	47-3335141
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1000 Abernathy Road, Atlanta, GA	30328
(Address of principal executive offices)	(Zip Code)

(770) 448-2193

(Registrant’s telephone number, including area code)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On April 13, 2018, WestRock Company (“WestRock”) and KapStone Paper and Packaging Corporation (“KapStone”) received requests for additional information and documentary materials from the U.S. Department of Justice (“DOJ”) in connection with the pending acquisition of KapStone by WestRock, through Whiskey Holdco, Inc. (“Holdco”). The requests were issued under notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

Frequently referred to as a “second request,” the requests extend the waiting period under the HSR Act until 30 days after WestRock and KapStone have each substantially complied with the second request, unless that waiting period is extended voluntarily by the parties or the waiting period is otherwise terminated by the DOJ. The parties continue working cooperatively with the DOJ as it conducts its review of the proposed transaction.

Completion of the proposed transaction remains subject to KapStone stockholder approval and other customary closing conditions. The transaction is expected to close by the end of the quarter ending September 30, 2018 or during the following quarter.

Cautionary Statements Regarding Forward-Looking Statements

Any statements in this communication about WestRock’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction among WestRock, Holdco and KapStone and the expected timetable for completing the transaction, that are not historical facts are forward-looking statements. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. WestRock cautions readers that a forward-looking statement is not a guarantee of future performance, and actual results could differ materially from those contained in forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements, are the following: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of KapStone stockholder approval; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction. Additional information and other factors are contained in WestRock’s Annual Report on Form 10-K for the fiscal year ended September 30, 2017, recent Current Reports on Form 8-K and recent Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”). Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements made by WestRock, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication, and WestRock and KapStone undertake no obligation to update any forward-looking statement to reflect events or circumstances after such date, except as required by applicable law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among WestRock, Holdco and KapStone. In connection with the proposed transaction, on March 28, 2018 Holdco filed with the SEC a registration statement on Form S-4 that includes a prospectus of Holdco and a proxy statement of KapStone (which registration statement has not yet been declared effective). Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC by WestRock, Holdco or KapStone, including the definitive proxy statement/prospectus when it becomes available, because they contain or will contain important information about the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at http://www.sec.gov.

Participants in Solicitation

WestRock, Holdco and KapStone and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of shares of KapStone common stock in respect of the proposed transaction. Information about the directors and executive officers of WestRock is set forth in the proxy statement for WestRock’s 2018 annual meeting of stockholders, which was filed with the SEC on December 19, 2017. Information about the directors and executive officers of KapStone is set forth in the proxy statement for KapStone’s 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017. Investors may obtain additional information regarding the interest of such participants by reading the registration statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WestRock Company

By:	/s/ Robert B. McIntosh
Name: Robert B. McIntosh
Title: Executive Vice President, General Counsel and Secretary

Date: April 16, 2018